UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          COVISTA COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.05 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   223574 10 4
                                   -----------
                                 (CUSIP Number)

                                 Kevin A. Alward
                                 182 Powell Road
                           Allendale, New Jersey 07401
                                 (201) 236-1111
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 27, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 223574 10 4

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Kevin A. Alward

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         PF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

         TO ITEMS 2(d) or (e)

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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  NUMBER OF         (7)     SOLE VOTING POWER:                        583,847
    SHARES
 BENEFICIALLY       (8)     SHARED VOTING POWER:                            0
  OWNED BY
    EACH            (9)     SOLE DISPOSITIVE POWER:                   583,847
  REPORTING
   PERSON           (10)    SHARED DISPOSITIVE POWER:                       0
    WITH

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         583,847*

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: X

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%1

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

         IN

----------
* Based on 17,822,025 shares of Common Stock of the Issuer outstanding as of December 10, 2004 as reported in the Issuer's Form 10-Q for the quarter ended October 31, 2004.

      This Amendment No. 1 to Schedule 13D ("Amendment") is filed with respect to the sale by Kevin Alward of shares of Common Stock, par value $.05 per share ("Common Stock") of Covista Communications, Inc. (the "Issuer"). This Amendment amends the Schedule 13D filed by the undersigned on November 16, 2001 (the "Schedule 13D") with respect to information pertaining to Mr. Alward. The information set forth in the Schedule 13D with respect to the other Reporting Persons named in the Schedule 13D has not changed and is not being amended hereby.

Item 1. Security and Issuer

      The securities to which this statement relates are shares of Common Stock.

      The principal executive offices of the Issuer are located at 721 Broad Street, Suite 200, Chattanooga, Tennessee 37402.

Item 2. Identity and Background

      Mr. Alward's address is 182 Powell Road, Allendale, New Jersey 07401. Mr. Alward is the Chief Executive Officer of Clearend, LLC, a communications and technology consulting firm with a principal address at 535 Eighth Avenue, New York, New York 10018. During the last five years, Mr. Alward has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alward is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

      See Item 5(c) herein.

Item 4. Purpose of Transaction

      The shares of Common Stock reported herein were sold for Mr. Alward's personal account.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Alward is the beneficial owner of 583,847 shares of Common Stock, including 417,728 shares of Common Stock owned of record by Mr. Alward, 356 shares owned of record by Mr. Alward's spouse, 4,424 shares owned of record by Mr. Alward's minor children, 78,839 shares owned of record by Elka Park Seven, LLC, a New Jersey limited liability company of which Mr. Alward is the sole manager, 59,000 shares owned of record by the Kevin and Belinda Alward Grantor Retained Annuity Trust, of which Mr. Alward is the sole trustee and 23,500 shares owned of record by Alward Investment Associates, LLC, a New Jersey limited liability company of which Mr. Alward is the sole manager. Mr. Alward's beneficial ownership represents 3.3% of the Issuer's 17,822,025 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended October 31, 2004. The foregoing beneficial ownership excludes 93,258 shares owned of record by the Alward Children's Trust and 93,258 shares owned of record by the Alward Generation-Skipping Trust (the "Trusts"). Mr. Alward has no voting or dispositive power with respect to the shares of Common Stock owned by the Trusts and expressly disclaims beneficial ownership with respect to such shares.

      (b) Number of shares of Common Stock as to which Mr. Alward has:

          (i)   Sole power to vote or direct the vote:                   583,847

          (ii)  Shared power to direct the vote:                               0

          (iii) Sole power to dispose or to direct the disposition:      583,847

          (iv)  Shared power to dispose or to direct the disposition:          0

      (c) During the period November 2, 2004 through December 28, 2004, Mr. Alward sold a total of 465,196 shares of Common Stock in transactions effected on the NASDAQ National Market. The sales were as follows:

      Date of Sale             No. of Shares              Price Per Share
      ------------             -------------              ---------------
        11/02/04                   20,202                     $2.30
        11/03/04                   21,500                      2.29
        11/05/04                    8,313                      2.10
        11/08/04                   21,600                      2.09
        11/09/04                    2,000                      2.10
        11/11/04                   10,385                      2.08
        11/15/04                    3,000                      2.05
        11/16/04                    3,000                      2.05
        11/22/04                      226                      2.07
        11/30/04                    1,000                      2.05
        12/03/04                    1,000                      2.05
        12/07/04                    7,900                      1.81
        12/10/04                      195                      1.89
        12/23/04                   59,100                      1.68
        12/27/04                  202,200                      1.61
        12/28/04                  103,575                      1.56

      (d) The record owners of the shares of Common Stock as set forth in Item 5(a) above have the right to receive any dividends from or proceeds from the sale of such shares.

      (e) As of the close of business on December 27, 2004, Mr. Alward (and the other Reporting Persons named in the Schedule 13D) ceased to be a beneficial owner of more than 5% of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Mr. Alward and the Issuer are parties to a letter agreement dated August 17, 2004 (the "Agreement"). The Agreement, entered into in connection with Mr. Alward's termination of employment with the Issuer, provides that the Issuer shall pay to Mr. Alward an amount equal to the greater of $250,000 or fifty percent (50%) of the final payment received by the Issuer from PAETEC Communications, Inc. ("PAETEC") pursuant to an Asset Purchase Agreement between the Issuer and PAETEC against delivery to the Issuer of that number of shares of Common Stock, valued at $2.00 per share, as shall equal the amount to be paid to Mr. Alward for said shares. Mr. Alward has 45 days to execute such transaction from the expected final payment date of May 17, 2005.

Item 7. Material to be Filed as Exhibits

      7.1 Letter Agreement dated August 17, 2004 between Mr. Alward and the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004

                                           s/ KEVIN ALWARD
                                           ------------------------------------
                                           Kevin A. Alward

                                           ELKA PARK SEVEN, LLC

                                           By:        s/ KEVIN ALWARD
                                              ---------------------------------
                                                    Kevin A. Alward, Manager

                                           ALWARD INVESTMENT ASSOCIATES, LLC

                                           By:        s/ KEVIN ALWARD
                                              ---------------------------------
                                                    Kevin A. Alward, Manager

                                           KEVIN AND BELINDA ALWARD
                                           GRANTOR RETAINED ANNUITY TRUST

                                           By:        s/ KEVIN ALWARD
                                              ---------------------------------
                                                    Kevin A. Alward, Trustee

                                           ALWARD GENERATION-SKIPPING TRUST

                                           By:      s/ PHILANDER ALWARD
                                              ---------------------------------
                                                   Philander Alward, Trustee

                                           ALWARD CHILDREN'S TRUST

                                           By:      s/ PHILANDER ALWARD
                                              ---------------------------------
                                                    Philander Alward, Trustee